AmericasActive:9434484.3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Enel Generación Chile S.A.

(Name of Subject Company)

Enel Generación Chile S.A.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga E.

Enel Generación Chile S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Enel Generación Chile S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9050

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación Chile”), including in the form of American Depositary Shares (“ADSs”), that are not currently owned by Enel Chile and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación Chile or any other company, or an offer to participate in a tender offer for securities of Enel Generación Chile or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enel Generación Chile to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on September 01, 2017 and also furnished to the SEC on Form 6-K.

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago September 01, 2017

Ger. Gen. N° 76/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.:      SIGNIFICAN EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A (“Enel Generación Chile” or the “Company”), I hereby inform you that the Board of Directors of Enel Generación Chile, in its extraordinary session held today, unanimously agreed to appoint Banchile Asesoría Financiera S.A. as independent appraiser with regard to the corporate reorganization described in the Significant Event dated August 28, 2017.

Also, the Directors’ Committee, in its extraordinary session held today, within its legal authority unanimously agreed to appoint Asset Chile as an additional independent appraiser.

Such independent appraisers will evaluate the integrity of the operation described in the aforementioned Significant Event.

Sincerely,

Enel Generación Chile S.A.

Valter Moro

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)